Exhibit 99.6

Maritime Finance Company Ltd.
Consolidated Financial Statements
December 31, 2015 and 2014
(Unaudited)

These financial statements have not been audited by our independent accountants, and they assume no responsibility for such financial statements.

1

MARITIME FINANCE COMPANY LTD.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 and 2014
(Stated in United States dollars)
(Amounts in thousands)
(Unaudited)

	2015	2,014
ASSETS

Cash and cash equivalents	$92,440	$71,022
Restricted cash	10,220	6,171
Fixed maturities, available-for-sale, at fair value (Amortized cost, 2015: $569,697; 2014: $651,748)
	429,035	588,917
Derivative assets	11,978	1,205
Accrued interest receivable	12,267	13,441
Deferred financing costs	4,499	5,790
Other assets	251	863
TOTAL ASSETS	$560,690	$687,409

LIABILITIES
Accounts payable and accrued liabilities	4,320	2,264
Debt outstanding	150,000	163,000
Interest payable	991	1,448
Payable for investments purchased	1,043	0
Total liabilities	156,354	166,712

SHAREHOLDERS’ EQUITY:
Common shares (2015 and 2014: par value $.001, 100 million
shares authorized, 29 million issued and outstanding)	29	29
Additional paid-in-capital	528,790	553,016
Accumulated other comprehensive loss	(118,363)	(51,176)
Retained (deficit) earnings	(6,120)	18,828
Total shareholders’ equity	404,336	520,697
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$560,690	$687,409

See accompanying notes to consolidated financial statements

MARITIME FINANCE COMPANY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Stated in United States dollars)
(Amounts in thousands)
(Unaudited)

	2015	2014

NET INVESTMENT INCOME
Interest income	$57,564	$40,999
Other investment income	494	5,211
Total investment income	58,058	46,210
Interest expense	9,302	1,574
Net investment income	48,756	44,636

OTHER (LOSS) INCOME
Net realized investment gains	3,104	1,663
Net gains on derivatives	2,047	223
Other than temporary impairments	(63,399)	0
Total other (loss) income	(58,248)	1,886

EXPENSES
Personnel	7,356	5,583
General and administrative	2,783	2,612
Share based compensation	774	613
Total expenses	10,913	8,808
NET (LOSS) INCOME	$(20,405)	$37,714

See accompanying notes to consolidated financial statements

MARITIME FINANCE COMPANY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Stated in United States dollars)
(Amounts in thousands)
(Unaudited)

	2015	2014

NET (LOSS) INCOME	$(20,405)	$37,714
OTHER COMPREHENSIVE LOSS
Unrealized loss on investments	(67,187)	(57,760)
TOTAL COMPREHENSIVE LOSS	$(87,592)	$(20,046)

See accompanying notes to consolidated financial statements

MARITIME FINANCE COMPANY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Stated in United States dollars)
(Amounts in thousands)
(Unaudited)

		Common		Accumulated
		Shares	Additional	Other	Retained	Total
	Common	At Par	Paid-in	Comprehensive	(Deficit)	Shareholders’
	Shares	Value	Capital	Loss	Earnings	Equity

SHAREHOLDERS’ EQUITY –
January 1, 2015	29,000	$29	$553,016	$(51,176)	$18,828	$520,697
Net loss	-	-	-	-	(20,405)	(20,405)
Other comprehensive loss	-	-	-	(67,187)	-	(67,187)
Share based compensation expenses	-	-	774	-	-	774
Return of capital	-	-	(25,000)	-	-	(25,000)
Dividends	-	-	-	-	(4,543)	(4,543)
SHAREHOLDERS’ EQUITY –
December 31, 2015	29,000	$29	$528,790	$(118,363)	$(6,120)	$404,336

SHAREHOLDERS’ EQUITY –
January 1, 2014	29,000	$29	$428,819	$6,584	$2,102	$437,534
Net income	-	-	-	-	37,714	37,714
Other comprehensive loss	-	-	-	(57,760)	-	(57,760)
Share based compensation expenses	-	-	613	-	-	613
Additional contributed capital	-	-	123,584	-	-	123,584
Dividends	-	-	-	-	(20,988)	(20,988)
SHAREHOLDERS’ EQUITY –
December 31, 2014	29,000	$29	$553,016	$(51,176)	$18,828	$520,697

See accompanying notes to consolidated financial statements

MARITIME FINANCE COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Stated in United States dollars)
(Amounts in thousands)
(Unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(20,405)	$37,714
Adjustments to reconcile net income to net cash from operating activities:
Net realized investment gains	(3,104)	(1,663)
Other than temporary impairments	63,399	-
Net gains on derivatives	(2,047)	(223)
Share based compensation	774	613
Net (accretion)/amortization on fixed maturities	(1,647)	530
Amortization of deferred financing costs included in interest expense	1,291	125
Net change in other assets and liabilities:
Accrued interest receivable	1,106	(7,512)
Other assets	612	(540)
Accounts payable and accrued liabilities	2,056	1,772
Interest payable	(457)	1,448
Net cash flows from operating activities	41,578	32,264

CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(4,049)	(5,371)
Purchases of available-for-sale fixed maturities	(42,729)	(507,135)
Proceeds from disposals of available-for-sale fixed maturities	67,107	95,326
Proceeds from settlement of derivatives	2,010	10,950
Net cash flows from (used in) investing activities	22,339	(406,230)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share offerings	-	130,000
Offering expenses	-	(6,416)
Return of capital	(25,000)	-
Dividends paid	(4,499)	(20,968)
Proceeds (repayment of) from borrowings under credit facility	(13,000)	163,000
Deferred financing costs	-	(6,123)
Net cash flows (used in) from financing activities	(42,499)	259,493

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	21,418	(114,473)
CASH AND CASH EQUIVALENTS - Beginning of period	71,022	185,495
CASH AND CASH EQUIVALENTS - End of period	$92,440	$71,022

Noncash investing and financing activities
Contribution of interest rate cap	$ -	$208
Interest receivable settled through payment-in-kind	68	-

Supplemental disclosures of cash flow information:
Interest paid	$8,294	$0

See accompanying notes to consolidated financial statements

MARITIME FINANCE COMPANY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF DECEMBER 31, 2015 AND 2014

1.	ORGANIZATION
Maritime Finance Company Ltd. (the “Company”) is an exempt company, incorporated in Bermuda, and organized on July 24, 2013. Together with its wholly owned subsidiaries, which are collectively referred to herein as the “Company”, Maritime Finance is a specialty finance company focused on lending to the maritime industry. The Company invests in debt transactions secured by assets and contracts in the offshore oil field services and traditional shipping sectors. The Company’s core business strategy is to originate and invest in debt financings secured by high‐quality maritime assets, including drilling rigs, development and production assets, subsea construction vessels and other traditional shipping assets. The Company’s holdings across these maritime strategies primarily consist of below investment grade high yield debt securities, purchased in the primary or secondary market.
The Company raised $580 million of equity capital through capital commitments, all of which has been called, with initial funding taking place on August 19, 2013. Proceeds have been used by the Company to fund its establishment and operations, provide capital for the acquisition of a seed portfolio of investments, and to fund new transactions in the primary and secondary markets.
On August 29, 2014, a wholly owned subsidiary, MFC SPV I Ltd., was incorporated in Bermuda for the purpose of holding a portfolio of investments pledged as collateral for a credit facility.
On September 8, 2014, a wholly owned subsidiary, Gulf Stream Asset Management Ltd., was incorporated in Bermuda for the purpose of managing third party capital.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated from these statements. All amounts are stated in United States dollars. Tabular dollar amounts are in thousands.
Use of Estimates
The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that could affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. While management believes that the amounts included in the consolidated financial statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include other-than-temporary impairments (“OTTI”) in the carrying value of available-for-sale securities and fair value measurements for our financial assets and liabilities.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash held in financial institutions and highly liquid investments with maturities at acquisition of three or fewer months. Interest income earned on cash and cash equivalents is recorded in other income in the statement of operations.

Investments
The Company’s investments in fixed maturities are classified as available-for-sale and reported on the Consolidated Balance Sheets at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (“AOCI”). Purchases and sales of securities are recorded on a trade-date basis and realized gains/losses on sales of investments are determined based on the specific identification method.
A fixed maturity is impaired when its fair value is below its amortized cost. On a quarterly basis, the Company evaluates its portfolio of available-for-sale fixed maturities for impairments that are other than temporary. The Company considers many factors in this evaluation including, but not limited to: (i) the collateral structure and credit support of the security, (ii) the duration and severity of the unrealized loss, (iii) the amount of the unrealized loss, (iv) recent events specific to the issuer or industry, and, if available, (v) external credit ratings and recent changes in such ratings. In addition, the Company considers its intent to sell the security, the Company’s estimation of whether or not it expects to recover the security’s entire amortized cost if it intends to hold the security, and whether it is more likely than not that the Company will be required to sell the security before its anticipated recovery.
The amount of the loss that is recognized when it is determined that an impairment is other-than-temporary depends on certain factors. If the Company intends to sell or it is more likely than not that the Company will be required to sell before recovery of its amortized cost, then the full amount of the impairment amount is recognized in earnings and is included in net realized investment gains (losses). For securities that the Company does not intend to sell or estimates that it is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss and the estimated amount relating to all other factors (e.g. related to interest rates, market conditions, etc.). Only the estimated credit loss amount is recognized in earnings, with the remainder of the loss amount recognized in AOCI.
The Company may, from time to time, sell invested assets subsequent to the balance sheet date that it did not intend to sell at the balance sheet date. Conversely, the Company may not sell invested assets that it asserted that it intended to sell at the balance sheet date. Such changes in intent are due to events occurring subsequent to the balance sheet date. The types of events that may result in a change in intent include, but are not limited to, significant changes in the economic facts and circumstances related to the invested asset (for example, a change in credit quality), changes in the market price of the invested assets or significant unforeseen changes in liquidity needs.
Interest income is recorded on an accrual basis. Unamortized premiums and unaccreted discounts on securities available-for-sale are recognized in interest income over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.
Derivatives
Derivative Instruments not Designated as Hedging Instruments
The Company utilizes derivative financial instruments such as swaps and forwards as part of its overall risk management strategy. The Company recognizes all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. Subsequent changes in fair value and any realized gains or losses are recognized in the Consolidated Statements of Operations.
Derivative Instruments Designated as Hedging Instruments
On the date the Company enters into a derivative contract, management may designate the derivative as a hedge of an identified underlying exposure (a designated hedge). To qualify for hedge accounting treatment, a derivative must be highly effective in achieving offsetting changes in the fair value of the asset or liability being hedged. Further, the hedge relationship must be designated and formally documented at its inception, detailing how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships, both at the hedge inception and on an ongoing basis. The Company assesses the effectiveness of its designated hedges using the period-to-period dollar offset method on an individual currency basis. If the ratio obtained with this method is within the range of 80% to 125%, the Company considers the hedge effective and hedge accounting is applied.
The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. In such instances, the derivative will continue to be carried in the Consolidated Balance Sheets at its fair value, with changes in its fair value and any realized gains or losses being recognized in the Consolidated Statements of Operations.
Deferred Financing Costs
Fees and expenses incurred in connection with the establishment of a revolving credit facility are capitalized as deferred financing costs on the Consolidated Balance Sheets and amortized over the term of the facility. The amortization is reflected in interest expense on the Consolidated Statements of Operations.
Other Investment Income
Other investment income consists of transaction fees including, but not limited to, structuring fees, delayed compensation, assignment, transfer and amendment fees. Fee and other income is recorded when earned.
Share-Based Compensation
For share-based awards where vesting is probable, the Company uses the fair value as of the grant date and recognizes expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. The Company estimates the fair value of awards on the grant date using an option pricing model.
Income Taxes
The Company is a Bermuda exempted company. Bermuda does not impose income tax and as such the Company has not incurred any income tax expense. The Company is generally not subject to U.S. federal income tax, but the Company may own investments that from time to time generate income that is subject to certain foreign tax withholding.
The Company determines whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a 50% likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions are where the Company is organized and where the Company makes investments; however no reserves for uncertain tax positions were required for any of the Company’s open tax years. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no other income tax liability or expense has been recorded.
Foreign Currency
The books and records of the Company are maintained in U.S. dollars. All investments denominated in foreign currency are converted to their U.S. dollar equivalent using prevailing exchange rates at the end of the reporting period. Income, expenses, gains and losses on investments denominated in foreign currency are converted to the U.S. dollar using the prevailing exchange rates on the dates when the transactions occurred.
The Company does not bifurcate that portion of the results of operations resulting from changes in foreign exchange rates on investments and interest from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments, or interest income and expense, as applicable.
Recently Issued Accounting Policies
Share-Based Compensation
In June, 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance on the treatment of share-based awards where the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. This guidance will become effective January 1, 2016 and may be applied prospectively or retroactively. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated shareholders’ equity and net income.
Going Concern
In August, 2014, the FASB issued new guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and, if doubt exists, to provide related footnote disclosures. This guidance will become effective January 1, 2016, but early adoption is permitted. The Company elected to adopt this guidance in 2014 and management has concluded that no further disclosures are necessary.

3.	SECURITIES AVAILABLE-FOR-SALE
Fixed Maturities

The following table summarizes the Company’s securities, which are carried at estimated fair value:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2015
High-yield debt securities	$569,697	$3,479	$(144,141)	$429,035

At December 31, 2014
High-yield debt securities	$651,748	$3,246	$(66,077)	$588,917

Gross Unrealized Losses
At December 31, 2015, 11 (2014: 13) securities were in an unrealized loss position with a total amortized cost of $548 million (2014: $608 million) and a total unrealized loss of $144 million (2014: $66 million). Of these securities, 11 (2014: none) had been in a continuous unrealized loss position for 12 months or greater.
The unrealized losses in the table above are considered to be temporary impairments due to market factors and are not reflective of credit deterioration. The Company does not intend to sell the securities included in the table above and does not believe that it is more likely than not that the Company will be required to sell them prior to recovery. In addition, based on the analyses performed by the Company on each of its securities, the Company believes that it is able to recover the entire amortized cost amount included in the table above.

Contractual Maturities

The remaining contractual maturities of the Company’s fixed maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
At December 31, 2015
Due in one year or less	$6,436	$8,843
Due after one year through five years	563,261	420,192
	$569,697	$429,035

At December 31, 2014
Due in one year or less	$ -	$ -
Due after one year through five years	651,748	588,917
	$651,748	$588,917

Net Realized Investment Gains
The following table provides an analysis of net realized investment gains:

Year/period ended December 31,	2015	2014

Gross realized gains	$3,477	$1,879
Gross realized losses	(373)	(216)
Net realized investment gains	$3,104	$1,663

Other-Than-Temporary Impairments (“OTTI”)
A fixed maturity is impaired when its fair value is below its amortized cost. On a quarterly basis, the Valuation Oversight Group is responsible for evaluating the Company’s portfolio of available-for-sale fixed maturities for impairments that are other than temporary. Refer to ‘Determination of Fair Values’ in Note 4 for further information on the role and composition of the Valuation Oversight Group.
At December 31, 2015 and 2014, the Company does not intend to sell, nor is it more likely than not that the Company will be required to sell, any securities before full recovery of its amortized cost. However, based on management analysis, the Company identified three (2014: zero) securities where full recovery of amortized cost is not expected. As a result, during the year ended December 31, 2015, the Company recorded $63 million (2014: $Zero) of OTTI on its Consolidated Statement of Operations.
Restricted Assets
At December 31, 2015, $6 million (2014: $2 million) of cash and cash equivalents and available-for-sale fixed maturities with total fair value of $193 million (2014: $249 million) were pledged as collateral for the Company’s credit facility. These assets are held in the Company’s wholly-owned subsidiary, MFC SPV I, Ltd. Refer to Note 6 for further information on the Company’s credit facility.
At December 31, 2015, a further $4 million (2014: $4 million) of cash and cash equivalents is restricted as it is posted as collateral for certain derivative transactions.

4.	FAIR VALUE MEASUREMENTS
Fair Value Hierarchy
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a fair value hierarchy that gives highest priority to quoted prices in active markets and the lowest priority to unobservable data. The hierarchy is broken down into three levels as follows:

Level 1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. There were no Level 1 assets as of December 31, 2015 and 2014.

Level 2
Inputs include quoted prices for similar instruments in active markets, quoted prices for identical assets or liabilities in inactive markets, or for which significant inputs are observable (e.g. interest rates, yield curves) or can be corroborated by observable market data. Assets and liabilities included in this category were available-for-sale securities and foreign currency derivatives as of December 31, 2015 and 2014.

Level 3
Inputs are unobservable and significant to the overall fair value measurement of the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. At December 31, 2015, this category consisted of five (2014: two) available-for-sale securities for which there was insufficient recent market trade activity to support the use of broker-dealer quotes so discounted cash flow models (income approach) were used to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which the Company recognizes at the beginning of the reporting period in which the transfer occurs.
Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to pay for an asset. Ask prices represent the lowest price that the Company and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company’s policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company’s best estimate of fair value.
The table below presents the financial instruments measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total Fair Value
At December 31, 2015
Fixed maturities, available-for-sale	$ -	$260,125	$168,910	$429,035
Derivative instruments	-	11,978	-	11,978
Total	$ -	$272,103	$168,910	$441,013

At December 31, 2014
Fixed maturities, available-for-sale	$ -	$479,235	$109,682	$588,917
Derivative instruments	-	1,205	-	1,205
Total	$ -	$480,440	$109,682	$590,122

For the years ended December 31, 2015 and 2014, there were no transfers between Level 1 and Level 2.
Determination of Fair Values
The Company has established a Valuation Oversight Group, which is a cross-functional group chaired by the Chief Investment Officer that meets at least quarterly. The purpose of the group is to oversee the pricing policy and procedures by ensuring objective and reliable valuation practices and pricing of financial instruments, as well as addressing valuation issues and approving changes to valuation methodologies and pricing sources.
Level 3 Fair Value Measurements
The following table quantifies the significant unobservable inputs used in developing the Company’s estimate of fair value at December 31, 2015 for investments classified as Level 3 in the fair value hierarchy. These significant inputs have not changed significantly from December 31, 2014.

	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average

Fixed maturities, available-for-sale	$160,168	Discounted cash flow	Discount rate	8.0 - 12.7%	10.4%
			Event probabilities	5.0% - 95.0%	n/a(1)

	8,742	Asset recovery	Recovery rate	100%	100%
	$168,910

(1)	As there is no weight attached to each event probability, it is not possible to calculate a weighted average.
The discounted cash flow inputs in the table above relate to the Company’s estimate of fair value for four fixed maturities, all originally purchased in 2014, where reliable broker-dealer quotes are unavailable. As a result, the Company estimates fair value of these securities through the use of the income approach by discounting the estimated cash flows. Further, the model applies probabilities to a number of possible cash flow outcomes, ranging from full contractual performance to default. For one other fixed maturity, the Company is awaiting distribution of cash balances held by the issuer.
The discount rate, event probabilities and recovery rate are all subject to management judgement, are unobservable and are significant to the estimate of fair value. A significant increase in the discount rate would result in a lower fair value estimate for these securities. The impact of significant changes in the probabilities of certain outcomes can either increase or decrease the fair value estimate for this security, depending on the nature of the related outcome. For example, increasing the probability of default could result in a lower fair value estimate while increasing the probability of other possible outcomes could result in a higher fair value estimate. The interrelationship between the discount rate and event probabilities is insignificant. A significant decrease in the recovery rate would result in a lower fair value estimate for this security.
The following table presents the changes in Level 3 for financial instruments measured at fair value on a recurring basis for the periods indicated:

Year/period ended December 31,	2015	2014

Opening balance	$109,682	$ -
Purchases	1,343	123,914
Sales	-	-
Other returns of principal	(12,462)	(2,000)
Included in earnings(1)	(59,358)	-
Included in OCI(2)	4,686	(12,232)
Transfers into Level 3	125,019	-
Transfers out of Level 3	-	-
Closing balance	$168,910	$109,682

(1)	Gains and losses included in earnings on fixed maturities are included in net realized investment gains.

(2)	Gains and losses included in other comprehensive income (“OCI”) on fixed maturities are included in unrealized gains (losses) arising during the period.
The transfer of three securities from Level 2 to Level 3 in 2015 was due to insufficient trading activity for those specific securities, causing the Company to switch its method of estimating fair value from broker-dealer quotes (market approach) to discounted cash flow models (income approach) which rely significantly on unobservable inputs. There were no transfers out of Level 3 during the year.
During the period ended December 31, 2014, there were no transfers into or out of Level 3.

5.	DERIVATIVE INSTRUMENTS
The Company enters into derivative transactions in order to hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated holdings. Further, the Company may enter into derivative transactions in order to hedge against interest rate risks on certain floating rate securities. The counterparties to the Company’s derivative contracts are major financial institutions with which the Company may also have other financial relationships. In the event of nonperformance by the counterparties, the Company is potentially exposed to losses. The counterparties to the Company’s derivative agreements have investment grade ratings and, as a result, the Company does not anticipate that any of the counterparties will fail to fulfill their obligations.

The table below summarizes the aggregate notional amount and estimated fair value of the Company’s derivative instruments. The notional amounts represent the basis upon which payments or receipts are calculated and are presented in the table in order to quantify the magnitude of the Company’s derivative activities. Notional amounts are not reflective of credit risk.

	December 31, 2015			December 31, 2014
	Derivative Notional Amount	Asset Derivative Fair Value	Liability Derivative Fair Value	Derivative Notional Amount	Asset Derivative Fair Value	Liability Derivative Fair Value

Derivatives designated as hedging instruments
Interest rate floors	$49,611	$ -	$1,733	$53,677	$ -	$1,982
Cross-currency interest rate swaps	77,852	13,686	-	77,873	3,005	-

Derivatives not designated as hedging instruments
Interest rate cap	$228,569	25	-	$228,569	$182	$ -
		$13,711	$1,733		$3,187	$1,982

Offsetting Assets and Liabilities
The Company generally trades its derivative instruments under International Swaps and Derivatives Association master netting agreements, which establish terms that apply to all transactions. In the event of a bankruptcy or other stipulated event, master netting agreements provide that individual positions be replaced with a new amount, usually referred to as the termination amount, determined by taking into account market prices and converting to a single currency. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure. The table below presents a reconciliation of the Company’s gross derivative assets and liabilities to the net amounts presented in our Consolidated Balance Sheets, with the difference being attributable to the impact of master netting agreements.

	December 31, 2015			December 31, 2014
	Gross Amounts	Gross Amounts Offset	Net Amounts(1)	Gross Amounts	Gross Amounts Offset	Net Amounts(1)

Derivative assets	$13,711	$(1,733)	$11,978	$3,187	$(1,982)	$1,205
Derivative liabilities	1,733	(1,733)	-	1,982	(1,982)	-

(1)	Net asset derivatives are classified within derivative assets on the Consolidated Balance Sheets.

Cash Flow Hedges

The Company has entered into derivative transactions to hedge the foreign exchange and interest rate risks relating to two non-USD-denominated bonds. All hedges have been designated and qualify for hedge accounting, resulting in only the hedge ineffectiveness being recognized in net gains on derivatives.

Year/period ended December 31,	2015	2014

Hedging instruments	$10,931	$1,023
Hedged fixed maturities	(9,447)	(1,468)
Hedge ineffectiveness recognized in earnings	$1,484	$(445)

The table below summarizes the gains and losses in the Consolidated Statements of Operations of derivative instruments:

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative
		2015	2014

Derivatives not designated as hedging instruments
Interest rate cap	Net gains on derivatives	$(158)	$(26)
		$(158)	$(26)

In connection with the Company’s derivative contracts, $4 million (2014: $5 million) of cash collateral was posted and was recorded as restricted cash on the Consolidated Balance Sheets.

6.	CREDIT FACILITY
On October 10, 2014, the Company’s wholly owned subsidiary, MFC SPV I, Ltd., entered into a $300 millon five-year secured credit facility agreement (the “Credit Facility Agreement”) with various banks and financial institutions parties thereto (collectively, the “Lenders”) and with a major European banking institution as initial senior lender, security trustee, calculation agent and account bank. The facility will principally be used to fund new transactions in the primary and secondary markets, as permitted by the terms of the Credit Facility Agreement. On December 22, 2015, the Company and the Lenders agreed to certain amendments to the Credit Facility Agreement and reduced the loan limit to $212.5 million.
Amounts borrowed under the facility bear interest at floating rate of LIBOR plus a margin, as specified by the Credit Facility Agreement. At December 31, 2015, the Company has borrowed $150 million (2014: $163 million) and incurred $9 million (2014: $1 million) of interest expense. During 2015, the Company paid $8 million (2014: $Zero) of interest to the Lenders.
The facility is subject to certain covenants, including the requirement to maintain sufficient collateral, as defined in the Credit Facility Agreement. In the event of default, the Lenders may exercise certain remedies, including the exercise of full control over MFC SPV I, Ltd. and its assets as well as the termination of the availability of the facility.

7.	SHARE-BASED COMPENSATION
The Company may grant up to 4.1 million warrants to employees under the 2013 Share Incentive Plan for Key Employees of Maritime Finance Company Ltd. (the “Plan”). Each warrant entitles its holder to the right and option to purchase one common share of the Company at an exercise price determined at the time of the grant. During 2015, the Company’s Board of Directors approved a reduction in the exercise price applicable to all previously granted warrants from $20 to $19.14. The vesting for warrants granted under the Plan will be determined at the time of grant and generally will be based on both service and performance conditions. Performance based vesting conditions will be established at the date of grants and the probability of achieving such conditions will be evaluated at each measurement date. Service based vesting will generally consist of a portion of warrants which vest immediately on grant date and a portion of warrants which vest over a three-year service period. Warrants expire ten years from the date of grant.

The cost of warrants is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used:

Year/period ended December 31,	2015	2014

Risk-free interest rate	1.28%	1.63%
Expected lives	5.25 years	5.50 years
Dividend yield	0.00%	0.00%
Expected volatility	11.54%	12.00%

The following table summarizes warrant activity (in thousands):

	Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)

Outstanding at January 1, 2015	2,033	$19.14
Granted	218	$19.14
Exercised	-
Forfeited	-
Expired	-
Outstanding at December 31, 2015	2,251	$19.14	7.84

Outstanding at January 1, 2014	2,279	$20.00
Granted	259	$20.00
Exercised	-
Forfeited	(505)	$20.00
Expired	-
Outstanding at December 31, 2014	2,033	$20.00	8.70

The weighted average grant-date fair value was $1.48 (2014: $3.10) per contract. Of the warrants outstanding at both December 31, 2015 and 2014, 50% have performance-based vesting conditions and 50% have service-based vesting conditions. At December 31, 2015 and 2014, it is not probable that the performance-based conditions will be achieved; accordingly, none of the warrants with performance-based conditions have vested and no compensation expense related to these warrants has been recognized. At December 31, 2015 and 2014, all warrants with service-based vesting conditions have either vested or are expected to vest. During the year ended December 31, 2015, the Company recognized compensation expense related to service-based warrants of $774 thousand (2014: $613 thousand). At December 31, 2015, there is less than $1 million (2014: $1 million) of unrecognized compensation cost related to service based warrants, which will be recognized over the remaining weighted-average vesting period of 1.50 years (2014: 1.13 years).

8.	SHAREHOLDERS’ EQUITY
The Company originally received capital commitments of $580 million at inception. At December 31, 2015 and 2014, all capital was fully called. During 2015, the Company’s Board of Directors approved a return of capital to shareholders of $0.86 per share and a total of $25 million was paid to shareholders on September 18, 2015.

9.	DIVIDENDS

The Company’s dividend policy is determined by the Board of Directors and is based upon a review of various factors including, but not limited to, current market conditions, legal and contractual restrictions on the payment of distributions, gains or losses recognized on the disposition of assets and liquidity needs. For the year ended December 31, 2015, cash dividends of $4 million (2013: $20 million) were declared by the Company’s Board of Directors and paid to shareholders.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS
For the year ended December 31, 2015, the Company recorded $67 million (2014: $58 million). All of these amounts were related to the net unrealized losses on investments.

11.	CONCENTRATION OF RISK
In the ordinary course of business, the Company manages a variety of risks, including market risk and credit risk. Market conditions such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in law, and trade barriers may affect the level and volatility of the prices of financial instruments and the liquidity of the Company’s investments. Market risk is a risk of potential adverse changes to the value of financial instruments because of changes in market conditions such as interest and currency rate movements and volatility in commodity or security prices. The Company is also subject to credit and counterparty risks when entering into transactions, including securities, loans, derivatives and over-the-counter transactions. The entirety of the investment portfolio is invested in high yield debt securities of assets or companies in the maritime industry.
The Company believes that its liquidity level is in excess of that necessary to sufficiently enable the Company to meet its anticipated liquidity requirements, including, but not limited to, payment of expenses and collateral posting requirements for derivative contracts.

12.	RELATED PARTY TRANSACTIONS
The Company’s founder is also a shareholder of the Company. At each capital call date, the founder had the ability to fund his capital contribution by issuing a promissory note to the Company, secured by his ownership interests in the Company. Notes bear interest at 5% per annum and were repayable by December 31, 2015. During 2015, the founder repaid $659 thousand of principal and $54 thousand of interest. These payments reduced the balance owing to the Company to zero at December 31, 2015. At December 31, 2014, the balance owing to the Company was $659 thousand.
During the year ended December 31, 2014, $6 million was paid to one of the Company’s shareholders for placement agent services. These fees were treated as a reduction in additional paid-in capital. No such fees were incurred or paid by the Company in 2015.
An affiliate of one of the Company’s shareholders was engaged to provide advisory services related to the establishment of the Company’s credit facility. During the year ended December 31, 2014, they were paid $1 million. No such fees were incurred or paid by the Company in 2015.
Effective September 1, 2014, a consulting firm controlled by a shareholder of the Company was retained to provide business development and investor relations services to the Company. The agreement continues until terminated by either party with thirty days’ written notice. During the year ended December 31, 2015, a total of $250 thousand (2014: $83 thousand) was paid under the terms of this agreement.

13.	COMMITMENTS AND CONTINGENCIES
As December 31, 2015 and 2014, the Company had no unfunded financing commitments related to securities available-for-sale.

The Company has a lease for its office space that expires in September 2016, the total rent expense per year is $337 thousand. Rent expense for 2015 was $337 thousand (2014: $417 thousand).

14.	SUBSEQUENT EVENTS
In January, 2016, the trustee of one security held by the Company issued a notice to bondholders that the issuer had failed to pay the scheduled amounts due.  The amounts due to the Company total $4 million.